**SOUVENEAR LLC**

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

May 27, 2018



**Independent Accountant's Review Report**

To Management
SouveNEAR LLC
Kansas City, MO

We have reviewed the accompanying balance sheet of SouveNEAR LLC as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

*Accountant's Conclusion*

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 27, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

## SOUVENEAR LLC
## BALANCE SHEET
## DECEMBER 31, 2017 AND 2016
_____

|  | | 2017 | | 2016 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **CURRENT ASSETS** | | | | |
| Cash | $ | 28,774 | $ | 20,003 |
| Inventory | | 32,871 | | 33,580 |
| TOTAL CURRENT ASSETS | | 61,645 | | 53,583 |
| **NON-CURRENT ASSETS** | | | | |
| Furniture and Equipment, Net | | 21,776 | | 32,299 |
| Security Deposits | | 3,750 | | 3,750 |
| Other Assets | | 48 | | 48 |
| TOTAL NON-CURRENT ASSETS | | 25,574 | | 36,097 |
| TOTAL ASSETS | | 87,219 | | 89,679 |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| **CURRENT LIABILITIES** | | | | |
| Accounts Payable | | 35,582 | | 42,217 |
| Current Portion of Notes Payable | | 7,781 | | - |
| TOTAL CURRENT LIABILITIES | | 43,363 | | 42,217 |
| **NON-CURRENT LIABILITIES** | | | | |
| Notes Payable | | 12,000 | | 17,909 |
| TOTAL LIABILITIES | | 55,363 | | 60,126 |
| **MEMBERS' EQUITY** | | | | |
| Members' Capital | | 40,698 | | 49,800 |
| Retained Earnings (Deficit) | | (8,842) | | (20,247) |
| TOTAL MEMBERS' EQUITY | | 31,856 | | 29,553 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 87,219 | $ | 89,679 |

**SOUVENEAR LLC**
**INCOME STATEMENT**
**FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016**
_____

|  | 2017 | | 2016 |
|---|---|---|---|
| **Operating Income** | | | |
| Sales, Net | $ 241,449 | $ | 147,368 |
| Cost of Goods Sold | 138,289 | | 84,419 |
| **Gross Profit** | 103,159 | | 62,949 |
| **Operating Expense** | | | |
| Rent | 25,167 | | 16,815 |
| General & Adminstrative | 20,794 | | 24,534 |
| Contract Labor | 13,678 | | 6,186 |
| Depreciation | 10,523 | | 7,750 |
| Travel | 3,571 | | 4,765 |
| Repairs & Maintenance | 2,935 | | 3,884 |
| Advertising | 2,077 | | 4,329 |
| | 78,745 | | 68,263 |
| **Net Income from Operations** | 24,414 | | (5,314) |
| **Other Income (Expense)** | | | |
| Interest Expense | (5,421) | | (1,364) |
| **Net Income** | $ 18,992 | $ | (6,677) |

**SOUVENEAR LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016**

| | 2017 | 2016 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ 18,992 | $ (6,677) |
| Change in Inventory | 709 | (17,334) |
| Change in Accounts Payable | (6,634) | 12,218 |
| Depreciation | 10,523 | 7,750 |
| **Net Cash Flows From Operating Activities** | 23,590 | (4,043) |
| **Cash Flows From Investing Activities** | | |
| Change in Furniture and Equipment | - | (35,111) |
| Change in Security Deposits | - | (3,750) |
| **Net Cash Flows From Investing Activities** | - | (38,861) |
| **Cash Flows From Financing Activities** | | |
| Change in Notes Payable | 1,871 | 17,909 |
| Change in Members' Capital | (16,689) | 39,076 |
| **Net Cash Flows From Investing Activities** | (14,818) | 56,985 |
| **Cash at Beginning of Period** | 20,003 | 5,921 |
| **Net Increase (Decrease) In Cash** | 8,772 | 14,082 |
| **Cash at End of Period** | $ 28,774 | $ 20,003 |

**SOUVENEAR LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016**
_____

|  | 2017 | 2016 |
|---|---|---|
| Starting Equity | $ 29,553 | $ - |
| Change in Members' Capital | (16,689) | 36,231 |
| Net Income | 18,992 | (6,677) |
| Ending Equity | $ 31,856 | $ 29,553 |

_____

## NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

SouveNEAR LLC ("the Company") is a limited liability company organized under the laws of the State of Missouri. The Company sells locally made souvenirs and keepsakes from vending machines in airports and other travel-oriented locations.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.


## NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Inventory

The Company records inventory at the lower of cost or market value. Management's experience suggests that losses due to obsolescence or spoliation of inventory are likely to be rare. Thus, no amount has been recorded in the financial statements as an allowance for worthless inventory.

### Furniture and Equipment

Furniture and equipment includes vending machines and office equipment used by the Company in its regular operations. The Company capitalizes fixed assets with an original value of $1,000 or more, and a useful life of greater than one year. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

### Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company has agreements in place with various counterparties to host its vending machines in exchange for fixed rents. The agreements are cancellable with notice by either party and carry no future minimum payment obligations.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States and is not a tax paying entity except in certain limited circumstances. All items of income and expense are reported by the members of the Company on their individual tax returns.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D- NOTES PAYABLE

In 2017 and 2016, the Company borrowed funds from a commercial bank for the purpose of funding continuing operations ("the Notes"). The Notes are secured by the assets of the Company and are payable in equal monthly installments until paid in full.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 27, 2018, the date that the financial statements were available to be issued.